SHEARMAN & STERLING LLP

05006242

FAX: 212-848-7179
TELEX: 667290 WUI
www.shearman.com

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WRITER'S DIRECT NUMBER:

(212) 848-7205

BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
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SAO PAULO
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WASHINGTON, D.C.

February 24, 2005

BY HAND

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151


SUPPL

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the Consolidated Financial Results for the year 2004 and the Minutes of the 36th Board of Directors' Meeting held on February 21, 2005, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

ACSilva

Ana Claudia Silva
Associate

3/15



TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results for the year 2004

Press Release, February 21, 2005 (08 pages)

For more information, please contact:
Daniel de Andrade Gomes
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; February 21, 2005) TELEFÔNICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the year ended on December 31, 2004. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976, revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Unaudited Figures in Reais (Thousand)	**Dec/04**	**Dec/03**	**Variation**
Net operating revenues	608,567	535,495	*13.6%*
EBITDA [1/]	102,240	53,977	*89.4%*
EBITDA margin(%)	16.8%	10.1%	*6.7 p.p.*
Operating income	(29,296)	(64,490)	*-54.6%*
Income before income tax, social contribution	(29,902)	(63,076)	*-52.6%*
Net income	(21,399)	(42,682)	*-49.9%*
Shares outstanding (bn)	1,071	1,071	*0.0%*
EPS (000)	(0.02)	(0.04)	*-49.9%*

1/ Earnings before interest taxes, depreciation and amortization - EBITDA
Note: When applicable, and for comparison reasons, the income statements related to December 31, 2003 were reclassified.

Highlights

- **Net operating revenues** for the 12M04 reached R$608.6 million. When compared with the R$535.5 million of the 12M03, it results in an increase of R$73.1 million, or 13.6%. The increase was R$24.8 million, or 17.1%, when comparing the 4Q04 with the 4Q03.

- The **accumulated EBITDA** for the 12M04 reached R$102.2 million compared to the R$54.0 million of the 12M03, representing an increase of 89.4%, improving the EBITDA margin from 10.1% to 16.8%. When comparing the 4Q04 with the 4Q03, there was a positive evolution of R$14.5 million, or 109.6%, improving the EBITDA margin from 9.1% to 16.3%, showing, besides the growth in the Company's businesses, the efficient execution of the cost reduction plan.

- The **Plant** had a 60% growth in the capacity of gateways equivalent to 64 kbps in the IP network, in light of a significant increase of 54% in the demand of IP traffic.

- **The Net Result** showed a positive evolution of 49.9%. In the 12M04, the net result improved R$21.3 million compared to the 12M03. When comparing the 4Q04 with the 4Q03, an improvement of 48.1% was recorded.

Operating Results Highlights

- **Gross operating revenues** for the 12M04 reached R$742.9 million. When compared with the R$684.9 million of the 12M03, it results in an increase of R$58.0 million. In the 4Q04, a raise of R$19.6 million was recorded, compared to the 4Q03. This performance is explained by the following:

    - **Switched packaged data services** grew R$183.0 million, or 47.0%, when comparing the 12M04 with the 12M03. An increase of R$44.4 million, or 40.4%, was recorded in the 4Q04, mainly because of the growth in corporate communication services and Internet services, including data center services.

    - **SPEEDY Link / Switched IP data packages services** were acquired by Telesp in December 2003. It is worth noting that the lack of contribution for this entry was compensated by higher revenues in the rest of the services.

    - **Commissions** are mainly related to the revenues of voice commission paid by Telesp. Comparing the revenues for the 12M04 with the ones for the 12M03, an increase of R$6.4 million, or 7.4% is shown. This increase was mainly due to the commissions for the offering of new services such as long distance voice.

    - **Other services** include the sale of equipment and software for clients' solutions and outsourcing of IT and telecommunications. They showed an improvement of R$46.5 million, or 176%, when comparing the 12M04 with the 12M03. When comparing the 4Q04 with the 4Q03, there was an increase of R$8.5 million, or 55.4%, mainly due to the increase in solutions and network management.

- **Deductions (taxes):** decreased R$15.1 million, or 10.1%, when comparing the 12M04 with the 12M03 and R$5.2 million, or 13.1%, when comparing the 4Q04 with the 4Q03. The reduction of the ICMS tax is due to the end of the offering of SPEEDY Link and Switched IP access services. There was an increase in the PIS tax rate, rising from 0.65% to 1.65%, and the Cofins tax rate that increased from 3% to 7.6%.


EBITDA - Annual
R$ Thousand
Net Operating Revenue
EBITDA
Operating Income
Income Before Income Tax, Social Contribution
Net Income
(150,000)
-
150,000
300,000
450,000
600,000
2003
2004

Operating Expenses / Other Operating Revenues Highlights

Accumulated Operating Expenses for 2004 grew R$24.8 million, or 5.2%, when compared to the same period of the previous year, while the increase was R$10.3 million, or 7.8%, when comparing the 4Q04 with the 4Q03.



Operating Expenses - Annual
R$ Million
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Other Operating Revenues (Expenses)
(50.0)
-
50.0
100.0
150.0
200.0
250.0
300.0
350.0
400.0
2003
2004

The changes are explained as follows:

- **Personnel Expenses** represented 16.2% of the Net Operating Revenues compared to 16.6% in the previous year, a reduction of 0.4 p.p. When considering the comparison between the 4Q04 and the 4Q03, the reduction is 1.5 p.p. (15.4% and 16.9%, respectively).

- **Administrative expenses**, which include outsourcing expenses and infrastructure rental, represented 65.4% of the Net Operating Revenues in the 12M04, compared to the 70.8% in the 12M03, a reduction of 5.3%. When comparing the 4Q04 with the 4Q03, there was a reduction of 4.0 p.p. (66.7% and 70.6%). The main variations were related to the cost of merchandise sold, personnel expenses with operations, backbone rental and last mile.

- **Taxes** fell R$3.4 million, or 36.8%, in the 12M04 when compared to the 12M03 and fell R$0.9 million, or 41.2%, when comparing the 4Q04 with the 4Q03. The variation was mainly due to the reduction in financial revenues and, as a consequence, decreases on taxes like Cofins and PIS on financial revenues.

- **Provisions for bad debt** represented 0.65% of the net operating revenues in the 12M04 compared to the 1.22% in the 12M03. The Company continues to develop efforts to keep this variable under control.

- **Depreciation** reached R$96.0 million in the 12M04, an increase of R$16.6 million, or 21.0%, in comparison to the 12M03. When comparing the 4Q04 with the 4Q03, the variation was R$4.4 million, or 20.3%, mainly caused by the growth of the plant in service, in line with the investments made.

- **Net financial revenues / (expenses):** for the 12M04 presented an improvement in the results of R$3.6 million when compared to the 12M03, mainly as a result of the reduction of the interest paid on loans as a consequence of the reduction of the CDI (interest rate). Since the indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate variation, the Company has signed hedging contracts with financial institutions in order to reduce the risk originated in those variations.

LOANS AND FINANCING: As of December 31, 2004, the Company had R$193.6 million in loans and financing (R$182.0 million as of December 31, 2003), from which R$187.2 were obtained in foreign currency at fixed interest rates (R$158.6 as of December 31, 2003) and R$6.4 million (R$23.4 million as of December 31, 2003) were obtained in local currency at variable interest rates (CDI). On the other hand, the Company invests the excess balance of cash and cash equivalents of R$27.4 million (R$35.1 million as of December 31, 2003) mainly in short-term instruments, based on the variation of the CDI (interest rate). Book value of those instruments is close to market value because of their short-term maturity.

ADDITIONAL INFORMATION

- **Transactions with Associated Companies** – are carried out under the usual market conditions for this type of operation. The main transactions with associated companies, developed by this Company and its subsidiary, refer to a loan agreement with a company of the Group, telecommunication services and other rendered services, besides receivables due to fees from voice transmission services rendered by Telesp to the Company's clients, and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

Shareholders' Equity – Capital Stock

The Capital Stock of the Company as of December 31, 2004 was R$702.9 million, represented by 358,716,131,431 common shares and 712,437,254,531 preferred shares, all in book entry form and without nominal value. Since April 04, 2002, when the 1st Ordinary General Shareholders' Meeting and 2nd Extraordinary General Shareholders' Meeting took place, the Company is authorized to increase its capital stock to the limit of 1,500,000,000,000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares, it is not mandatory to issue new common and preferred shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by the Extraordinary General Shareholders' Meeting held on the same date. In the partial spin-off of Telecomunicações de São Paulo S.A. - Telesp and creation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 08, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company", with shares traded in the São Paulo Stock Exchange. It is also listed in the Securities and Exchange Commission – SEC, and its level I American Depositary Shares – ADSs are traded in the New York Stock Exchange (NYSE).

On December 11, 2002, the controlled company Telefônica Empresa S.A. carried on the sale of the assets and contracts with customers related to the services of Switched IP and Speedy Link to Telesp. Considering the fact that Telesp, at that time, depended on receiving the authorization from Anatel to offer this services and in order to maintain the services for the clients, Telefônica Empresas rented the referred equipment and maintained the rendering of such services during 2003. From January 2004 on and after receiving the corresponding license, Telesp took over the rendering of such services.

Telefonica Data Brasil Holding - Business

The Company's businesses are, among others, to control the subsidiary that operates the package switched service network, other telecommunication services and related activities.

Its controlled company, Telefônica Empresas, operates nationwide and has the largest structure of data transmission in the State of São Paulo. The company provides service for all the 26 states and the Federal District. It has businesses with large companies and corporations, integrating communication and information technology with integrated solutions for its clients.

The objective of the Company is to consolidate itself within the market as a service provider for large companies, differentiating itself from the traditional telecommunication operators. This must be done through the strengthening of the businesses of Soluções services. Starting from the understanding of the evolution of each market segment, the professionals of Telefônica Empresas may integrate in a single solution: connectivity, data center, applications and outsourcing of services and equipment. Starting from the specific needs of a client, they may also create, for example, people location services using cellular phones, establish project for sales automatization, integrate productive chains with different platforms among others.

Data communication services are the input material for the development of innovative projects for the big Corporate clients. Therefore, Telefônica Empresas is even closer to the Client, creating lasting partnerships, based on their capacity to provide value to the businesses of large companies.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheet and Table **3** shows the loans and financing and the shareholding structure.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the periods ended December 31, 2004 and 2003

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Dec/04	**Dec/03**	*var.*	**4Q04**	**4Q03**	*var.*
Gross Operating Revenue	**742,903**	**684,882**	*8.5%*	**203,950**	**184,360**	*10.6%*
Data Transmission	576,759	571,637	*0.9%*	154,689	148,550	*4.1%*
Switched Packaged	572,771	389,731	*47.0%*	154,171	109,788	*40.4%*
Speedy link / Switched IP	3,988	181,906	*-97.8%*	518	38,762	*-98.7%*
Commissions (*)	93,237	86,830	*7.4%*	25,516	20,531	*24.3%*
Other telecommunications services	72,907	26,415	*176.0%*	23,745	15,279	*55.4%*
Taxes + others	(134,336)	(149,387)	*-10.1%*	(34,229)	(39,398)	*-13.1%*
Net operating revenue	608,567	535,495	*13.6%*	169,721	144,962	*17.1%*
Operating expenses	(506,327)	(481,518)	*5.2%*	(142,070)	(131,771)	*7.8%*
Payroll and related charges	(98,329)	(88,896)	*10.6%*	(26,221)	(24,500)	*7.0%*
General and administrative expenses	(398,244)	(379,038)	*5.1%*	(113,140)	(102,422)	*10.5%*
Taxes	(5,892)	(9,323)	*-36.8%*	(1,343)	(2,283)	*-41.2%*
Provisions	(3,968)	(6,535)	*-39.3%*	(583)	(3,631)	*-83.9%*
Investment gains (losses)	-	-	-	-	-	-
Other operating revenues / (expenses)	106	2,274	*-95.3%*	(783)	1,065	*-173.5%*
Earnings before interest taxes, depreciation and amortization - EBITDA	102,240	53,977	*89.4%*	27,651	13,191	*109.6%*
Depreciation and amortization	(95,999)	(79,361)	*21.0%*	(25,851)	(21,489)	*20.3%*
Financial revenues	45,254	59,574	*-24.0%*	11,171	3,571	*212.8%*
Financial expenses	(80,791)	(98,680)	*-18.1%*	(20,674)	(12,049)	*71.6%*
Operating income	(29,296)	(64,490)	*-54.6%*	(7,703)	(16,776)	*-54.1%*
Nonoperating revenues (expenses)	(606)	1,414	*-142.9%*	(602)	(69)	*772.5%*
Income before income tax and social contribution	(29,902)	(63,076)	*-52.6%*	(8,305)	(16,845)	*-50.7%*
Income tax	6,251	14,920	*-58.1%*	1,760	4,018	*-56.2%*
Social contribution	2,252	5,474	*-58.9%*	634	1,447	*-56.2%*
Net income	(21,399)	(42,682)	*-49.9%*	(5,911)	(11,380)	*-48.1%*

(*) Relates to commissions for voice services rendered by Telesp to clients of controlled company Telefônica Empresas S.A.

Note: When applicable and for comparison reasons, the income statements related to December 31, 2003 were reclassified.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

As of December 31, 2004 and December 31, 2004

Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Dec/04	Consolidated Dec/03
Current Assets	**157,603**	**135,638**
Cash and cash equivalents	27,379	35,116
Cash and bank accounts	18,612	25,027
Financial investments	8,767	10,089
Accounts receivable	129,479	99,861
Accounts receivable from customers	98,209	107,313
Allowance for doubtful accounts	(15,962)	(24,755)
Receivables from associated companies	25,283	-
Recoverable taxes	17,529	11,908
Other recoverable expenses	986	1,000
Maintenance inventories	3,433	4,371
Temporary gains from hedging	-	-
Other assets	1	24
Recoverable advances	745	661
Long-term assets	**228,405**	**223,978**
Receivables from associated companies	2,246	4,570
Recoverables taxes	226,151	219,408
Other assets	8	-
Permanent Assets	**575,428**	**591,817**
Investiments	297,521	300,784
Property, plant and equipment - net	277,434	290,071
Deffered results	473	962
Total Assets	**961,436**	**951,433**

LIABILITIES	Consolidated Dec/04	Consolidated Dec/03
Current Liabilities	**373,959**	**319,239**
Payroll and related charges	23,829	19,445
Suppliers	66,056	94,071
Income tax and contributions	13,643	20,013
Loans and financing	193,630	157,874
Payables to associated companies	41,488	14,128
Consignments	1,619	1,086
Temporary loss from hedging	31,208	11,320
Other liabillities	2,486	1,302
Long-term liabilities	**1,175**	**24,507**
Income tax and contributions	1	8
Loan and financing	-	24,104
Accrual for contingencies	668	395
Other liabilities	506	-
Shareholders' equity	**586,302**	**607,687**
Capital Stock	702,879	702,879
Retained earnings / (losses)	(116,577)	(95,192)
Total liabilities	**961,436**	**951,433**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Loans and Financing

	Currency	Interest rate	Maturity	Balance as of Dec/04		
				Short Term	Long Term	Total
Loans denominated in foreign currency	(*)	1.25% to 5.70%	In 2005	187,185	-	187,185
Financing in local currency	R$	103% of CDI	In 2005	6,445	-	6,445
Total				193,630	-	193,630

The compositon of loans denominated in foreign currency is as follows:

	(*) Currency	Interest rate	Dec/04
Resolution 2770	USD	1.25% to 5.70%	102,846
Resolution 2770	YEN	1.30% and 1.40%	84,339
			187,185

Shareholding structure

As of December 31, 2004

TDBH S/A	Common	Preferred	Total
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**



TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces the Minutes of the 36th Board of Directors' Meeting

February 21, 2005 (03 pages)

For more information, please contact:

Daniel de Andrade Gomes
TELEFÔNICA DATA BRASIL HOLDING S.A.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; February 21, 2005) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the Minutes of the 36th Board of Directors' meeting held on February 21, 2005:

1. DATE, TIME AND PLACE OF THE MEETING: February 21, 2005, at 15:00 hours, at Rua Martiniano de Carvalho 851, 21st Floor, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – Vice-Chairman of the Board of Directors and Roberto José Maris de Medeiros – Director.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal "quorum" to proceed with the meeting was verified. The following Directors participated of the session by videoconference from Madrid, Spain: Mr. Eduardo Fernando Caride, Mr. Bernardo Quinn and Mr. Javier Nadal Ariño. In accordance with the established in article 163, paragraph 3 of Law 6404/76, the following members of the Audit Committee of the Company were also present: Ms. Suely Valério Pinotti, Mr. Norair Ferreira do Carmo and Mr. Ademir José Mallmann.

4. AGENDA AND RESOLUTIONS:

4.1) FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2004 – The Board of Directors discussed the Annual Report and the consolidated Financial Statements for the fiscal year ended December 31, 2004, prepared under the norms established in chapters XV and XVI of Law 6404/76, including the Balance Sheet (individual and consolidated) for Telefônica Data Brasil Holding S.A. and its controlled company as of December 31, 2004 and 2003, Profits and Losses statement, Net Equity Changes statement and Origins of Funds and Applications statement, complemented by the Explanatory Notes and duly accompanied by the Report of Independent Auditors "Deloitte Touche Tohmatsu". The Auditors' report was issued under the following terms: "**REPORT OF THE INDEPENDENT AUDITORS** – To the shareholders and Executives of Telefônica Data Brasil Holding S.A.– São Paulo – SP: 1) We have examined the balance sheets (individual and consolidated) of Telefônica Data Brasil Holding S.A. and its controlled company, dated as of December 31, 2004 and 2003, and the corresponding statements of profits and losses, net equity changes (controller) and origins of funds and applications referred to the fiscal years ended in the aforementioned dates, prepared under the responsibility of the Executive Management. Our responsibility is to express an opinion about such financial statements. 2) Our exams were conducted in accordance with the Brazilian norms for auditing and included: (a) the planning of tasks, considering the relevance of balances, the volume of transactions and the accounting and internal control system of the Company and its subsidiary; (b) the verifying, based on tests, of the evidence and records that

support the values and accounting information disclosed; and (c) the evaluation of the most representative procedures and accounting estimates adopted by the Executive Management of the Company and its subsidiary, as well as the presentation of the financial statements as a whole. 3) In our opinion, the financial statements referenced in paragraph 1 adequately represent, in all the relevant aspects, the equity and financial position of Telefônica Data Brasil Holding S.A., individual and consolidated, as of December 31, 2004 and 2003, the result of operations, the changes in the net equity (controller) and the origin and application of resources corresponding to the fiscal years ended in such dates, in accordance with the accounting principles in place in Brazil. São Paulo, February 04, 2005. DELOITTE TOUCHE TOHMATSU Auditores Independentes – CRC #2 SP 011.609/O-8 Maurício Pires de Andrade Resende – Accountant CRC #1 MG 049699/O-2 "T"-SP". In addition to the Financial Statements, the proposal for the Allocation of the Results was presented in the following terms:

"Proposal from the Management for the Allocation of the Results of Operations of the Fiscal Year 2004

To the Shareholders,

In accordance with the current legal regulation about the subject, the Management proposes that the allocation of the losses of the year, amounting to R$21,384,769.88 (twenty one million, three hundred eighty four thousand, seven hundred sixty nine reais and eighty eight cents) shall be accounted for in the "Accumulated Losses" account, and consequently not constituting the Legal Reserve, in accordance with article 193 of the Law # 6404/76, nor provision for the payment of dividends."

After the examination of the aforementioned documentation, and based on the clarifications presented by the representatives of the Accounting Department of the Company, as well as the representatives of the Independent Auditor, Deloitte Touche Tohmatsu, Mr. Maurício Pires de Andrade Resende, the Board of Directors unanimously approved the Annual Report, the Financial Statements and the Management Proposal for the Allocation of the Results of Operations of the Fiscal Year 2004, previously transcribed, all referred to the fiscal year ended on December 31, 2004, aiming to submit it for the deliberation of the General Shareholders' Meeting, once the legal and internal procedures are undertaken.

4.2) GENERAL SHAREHOLDERS' MEETING – It was approved that the Company proceeds to call for the General Shareholders' Meeting, which can comprise both, the Ordinary and the Extraordinary meetings, scheduled for March 30, 2005. For that purpose, the Chairman of the Board is empowered to formalize and/or perform any act or document required to its consecution.

5. Closing of the Meeting: At the end of the meeting, as there were no more subjects to be discussed, these minutes were prepared as a summary of the events, and were approved and signed by the shareholders and will henceforth be contained in the meeting log. São Paulo, February 21, 2004.

Signatures:

Board of Directors
Eduardo Fernando Caride – Chairman of the Board
Fernando Xavier Ferreira – Vice-Chairman of the Board
Antonio Viana-Baptista – represented by Mr. Fernando Xavier Ferreira
Bernardo Quinn
Cláudio José Carvalho de Andrade

Javier Nadal Ariño
Juan Carlos Ros Brugueras
Manoel Luiz Ferrão Amorim
Roberto José Maris de Medeiros
João Carlos de Almeida - Secretary

Audit Committee
Suely Valério Pinotti
Norair Ferreira do Carmo
Ademir José Mallmann